SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                        --------------------------------

                                  ALPNET, INC.
                       (Name of Subject Company (Issuer))

                                   ARCTIC INC.
                                     SDL PLC
                      (Names of Filing Persons (Offerors))

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                   021089 10 7
                      (CUSIP Number of Class of Securities)

                                 Mark Lancaster
                          Butler House, Market Street,
                                   Maidenhead
                                Berkshire S16 8AA
                                 United Kingdom
                                +44.162.6410.127
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------

                            CALCULATION OF FILING FEE

       --------------------------------- ------------------------------------
        Transaction valuation*                  Amount of filing fee**

             $6,829,108                                $1,366
       --------------------------------- ------------------------------------

     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 32,519,558 common shares, no par value, at the tender offer price of $0.21 per common share.

     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $1,366          Filing Party:    Arctic Inc.
Form or Registration No.:     Schedule TO     Date Filed:      December 13, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on December 13, 2001 (as amended, the "Schedule TO") by Arctic Inc., a Utah corporation (the "Purchaser"), and a wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase all the outstanding common shares, no par value (the "Shares"), of ALPNET, Inc., a Utah corporation (the "Company"), at a purchase price of $0.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 3:  Identity and Background of Filing Person

     Item 3 of the Schedule TO is hereby amended and supplemented by adding the following paragraph after the last full paragraph in the Offer to Purchase in the section entitled "The Tender Offer - Section 9. Certain Information Concerning Parent and the Purchaser":

"In total, all of the above shareholders have agreed to tender Shares equal to approximately 32.4% of all outstanding Shares into the Offer."

Item 4:  Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented by striking paragraph 1 in the section "The Tender Offer - Section 4. Acceptance for Payment and Payment" in the Offer to Purchase and replacing such paragraph in its entirety with:

     "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in anticipation of governmental regulatory approvals. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer)."

     Item 4 of the Schedule TO is further amended and supplemented by striking paragraph 1 in the section entitled "The Tender Offer - Section 14. Certain Conditions of the Offer" in the Offer to Purchase and replacing such paragraph in its entirety with:

"Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares of the Company promptly after the termination or withdrawal of the Offer), to pay for any Shares of the Company tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer at least 50.1 percent of the outstanding Shares of the Company to satisfy the Minimum Tender Condition; and (ii) Parent shall have obtained the approval of its shareholders to the Offer, the Merger and any related transactions or events. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares of the Company not theretofore accepted for payment or paid for, and may terminate or amend the Offer or if, as of the scheduled expiration date of the Offer (as extended) and before the expiration of the Offer (or in the case of necessary governmental approvals, before the acceptance of such Shares for payment), any of the following conditions exists:"

On January 2, 2002, Purchaser extended the offer to midnight on January 15, 2002, unless further extended. A press release announcing such extension is filed as exhibit (d)(1)(J) hereto and is incorporated herein by reference.

     Item 4 of the Schedule TO is further amended and supplemented by striking paragraph 7 in the section entitled "The Tender Offer - Section 14. Certain Conditions of the Offer" in the Offer to Purchase and replacing such paragraph in its entirety with:

"(f) The Merger Agreement shall have been terminated (i) by the Company in accordance with its terms, which, in the reasonable judgment of Purchaser or Parent, or (ii) by Purchaser or Parent in accordance with its terms, which in the reasonable judgment of Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment;"

     Item 4 of the Schedule TO is further amended and supplemented by striking the last full paragraph in the section entitled "The Tender Offer - Section 14. Certain Conditions of the Offer" in the Offer to Purchase and replacing such paragraph in its entirety with:

     "The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time prior to the expiration of the Offer (or in the case of necessary governmental approvals prior to the acceptance of Shares for payment) in their sole discretion. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer (or in the case of necessary governmental approvals prior to the acceptance of Shares for payment)."

Item 12:  Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

    Exhibit (a)(1)(J) Text of press release issued by Parent on January 3, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARCTIC INC.


                                        By: / s /  Mark Lancaster

                                            Name:     Mark Lancaster
                                            Title:    President




                                        SDL PLC


                                        By: / s /  Mark Lancaster

                                            Name:     Mark Lancaster
                                            Title:    Chairman and Chief
                                                      Executive Officer
Dated January 3, 2002

Dated: January 3, 2001


The following press release was disseminated on January 3, 2002 with respect to the proposed acquisition by SDL plc (TechMARK: SDL) of ALPNET Inc., (OTCBB:
AILP.OB).

SDL plc  Announces  Extension  of Cash  Tender  Offer for ALPNET Inc.

LONDON, January 3, 2002 /Dow Jones News Service/ -- SDL plc (TechMARK: SDL) ("SDL") announced today that it has extended its all cash tender offer for all of the outstanding Common Shares of ALPNET Inc., (OTCBB: AILP.OB) ("ALPNET"), which will now expire at midnight on Tuesday January 15, 2002. The offer was originally scheduled to expire at midnight on Friday January 11, 2002 but was required to be extended under applicable federal securities laws as a result of the unscheduled closing of the US Securities and Exchange Commission ("SEC") on both December 24 and 31, 2001. Under applicable federal securities laws the tender offer must be open for at least 20 business days. The all cash offer is for $0.21 per Common Share and is being made pursuant to an Agreement and Plan of Merger among ALPNET, SDL and Arctic Inc., a wholly owned subsidiary of SDL.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of ALPNET. SDL has filed a Tender Offer Statement and ALPNET has filed a Solicitation/Recommendation Statement with the SEC with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of ALPNET, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.